Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-237328 and 333-237500
PROSPECTUS SUPPLEMENT NO. 4
(TO PROSPECTUS DATED MARCH 31, 2020)

35,290,000

Units consisting of
Common Shares or
Pre-Funded Warrants to Purchase Common Shares and
Class D Warrants to Purchase Common Shares

Seanergy Maritime Holdings Corp.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated March 31, 2020 (“Prospectus”) of Seanergy Maritime Holdings Corp. (the “Company”), as further supplemented on April 13, 2020, April 22, 2020 and April 24, 2020 which forms a part of the Company’s Registration Statement on Form F-1 (Registration Nos. 333-237328 and 333-237500).

On April 29, 2020, the Company filed a Current Report on Form 6-K (the “Form 6-K”) with the U.S. Securities and Exchange Commission (the “Commission”) as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2020
Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)7: _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report (this “Report”) on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated April 29, 2020 titled “Seanergy Maritime Holdings Corp. Announces New Time Charter Agreement with Glencore for an Additional Capesize Vessel.”

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2020

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces New Time Charter Agreement with Glencore for an Additional Capesize Vessel

April 29, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that it has entered into a time charter agreement (“T/C”) with Glencore for an additional Capesize vessel. Furthermore, another Capesize vessel of the Company is extending its current time charter contract.

M/V Knightship
The M/V Knightship will be the third of the Company’s vessels time-chartered by ST Shipping and Transport Pte. Ltd., a fully owned subsidiary of Glencore plc, a leading multinational commodity trading and mining company. The M/V Knightship is following the M/V Premiership and the M/V Squireship, which were delivered to ST Shipping in the fourth quarter of 2019. The T/C will commence immediately upon completion of scrubber installation on the M/V Knightship, which is expected by the end of May 2020, and will extend for a period of 36 to 42 months1. The daily hire of the T/C will be based on the 5 T/C routes of the Baltic Capesize Index (“BCI”).

The charterer will compensate the Company for 100% of the scrubber investment, including equipment and installation cost as well as for the associated off-hire days. In addition to the daily hire, the Company will be entitled to additional revenue (profit-sharing) above a certain spread between the price of High and Low Sulphur Fuel Oil throughout the term of the charter.

M/V Gloriuship
The charterer of the M/V Gloriuship, which is a major Asian dry bulk operator, has agreed to extend the initial 4 to 7-month T/C for an additional period of 10 to 14 months, commencing as of April 23, 2020. The daily hire is based on the 5 T/C routes of the BCI. Seanergy has the option to convert the contract from floating to fixed for a minimum period of three months under certain conditions2.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:
“We are pleased to further expand our relationship with Glencore through a third vessel under a commercial arrangement that Seanergy has pioneered in the sector. Our unique expertise was developed through the previous five successful commercial agreements with three prominent dry bulk charterers.

Most importantly, following the delivery of the Knightship to the subject charterer, 70% percent of our fleet will be employed under index-linked time-charters. The relevant time charter equivalent of the Baltic Capesize Index has increased by 260% from its lowest point seen two months ago.

Based on the improving market fundamentals, as further driven by the worldwide economic stimulus offered to ease the Covid-19 impact, we believe that our fleet is well-positioned to capture the full upside potential of the rising trend in the Capesize market.”

1   The agreement can be extended for two additional periods of 11 to 13 months each at the charterer’s option
2   The charter can be converted into a fixed rate time charter, between 3 months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize Forward Freight Agreement (“FFA”) for the selected period, conditioned on availability of the relevant FFA market
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Fleet Employment Profile

Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
Fellowship	2010	179,701	MI	Daewoo	Spot
Championship	2011	179,238	MI	Sungdong	T/C Index Linked(1)
Partnership	2012	179,213	MI	Hyundai	T/C Index Linked(2)
Knightship	2010	178,978	LIB	Hyundai	T/C Index Linked(3)
Lordship	2010	178,838	LIB	Hyundai	T/C Index Linked(4)
Gloriuship	2004	171,314	MI	Hyundai	T/C Index Linked(5)
Leadership	2001	171,199	BA	Koyo-Imabari	Spot
Geniuship	2010	170,058	MI	Sungdong	Spot
Premiership	2010	170,024	IoM	Sungdong	T/C Index Linked(6)
Squireship	2010	170,018	LIB	Sungdong	T/C Index Linked(7)

(1)
This vessel is being chartered by Cargill. The vessel was delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of 24 to 27 months at the charterer’s option. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes of the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between 3 and 12 months priced at the then prevailing Capesize Forward Freight Agreement rate (“FFA”) for the selected period.

(2)
This vessel is being chartered by a major European utility and energy company and was delivered to the charterer on September 11, 2019, for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI. In addition, the time charter provides us an option for any period of time during the hire to be converted into a fixed rate time charter, between 3 months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize FFA for the selected period.

(3)
This vessel will be chartered by Glencore, commencing within May 2020 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI.

(4)
This vessel is being chartered by a major European utility and energy company and was delivered to the charterer on August 4, 2019, for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI. In addition, the time charter provides us an option for any period of time during the hire to be converted into a fixed rate time charter, between 3 months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize FFA for the selected period.

(5)
This vessel is being chartered by a dry bulk charter operator and was delivered to the charterer on April 23, 2020 for a period of minimum 10 to maximum 14 months. The net daily charter hire is calculated at an index linked rate based on the five T/C routes of the BCI.

(6)
This vessel is being chartered by Glencore and was delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI.

(7)
This vessel is being chartered by Glencore and was delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The net daily charter hire is calculated at an index linked rate based on the 5 T/C routes rate of the BCI.

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of approximately 11 years. The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.
Please visit our company website at: www.seanergymaritime.com.
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Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

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